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Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	The Company				The Company and the Predecessor
						The Predecessor
		Year ended December 31,
	Six months ended June 30, 2008				Year ended December 31, 2004	Year ended December 31, 2003
		2007	2006	2005
Net income	$15,601	$36,094	$14,876	$(4,966)	$(18,462)	$(17,946)
Minority interest—Operating Partnership	1,127	2,508	985	(434)	(113)	—
Minority interest—Other	(256)	(281)	—	—	—	—
Minority interest—Fidelity	—	—	—	—	3,136	4,132
Distribution from real estate ventures in excess of earnings	2,400	3,946	5,559	6,356	493	802
Fixed charges less capitalized interest	32,514	61,410	51,309	42,706	28,615	18,867
Current period amortization of interest capitalized in prior periods	152	192	109	98	66	50

Earnings for ratio	$51,538	$103,869	$72,838	$43,760	$13,735	$5,905

Fixed charges:
Interest(1)	$32,316	$61,015	$50,953	$42,549	$28,491	$18,746
Capitalized interest	2,719	4,380	3,232	459	1,213	2,593
Estimated interest component of rent	198	395	356	157	124	121

Total fixed charges	$35,233	$65,790	$54,541	$43,165	$29,828	$21,460

Ratio of earnings to fixed charges	1.46	1.58	1.34	1.01	*	*
Dollar value of deficiency	—	—	—	—	$(16,093)	$(15,555)

(1)
Interest includes the amortization of debt issuance costs.

*
Earnings for the year were inadequate to cover fixed charges. The dollar value of the deficiency is disclosed.

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  Exhibit 12.1